CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072
570 Lexington Avenue                    o                  1401 Eye Street, N.W.
 New York, NY 10022            Tel (212) 732-3200          Washington, DC 20005
   (212) 371-2720              Fax (212) 732-3232             (202) 898-1515


                                        June 17, 2005

VIA EDGAR

Ms. Barbara C. Jacobs
Assistant Director
Mr. Brad Skinner
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

                        Re:   Attunity Ltd
                              Amendment No. 4 to Form F-3
                              filed April 20, 2005
                              File No. 333-119157
                              -------------------

                              Amendment No.1 to Form 20-F
                              Annual Report For the Period Ended
                              December 31, 2003 Filed on
                              November 22, 2004
                              File No. 0-20892
                              ----------------

Dear Ms. Jacobs and Mr. Skinner:

      On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated April 28, 2005 (the "Comment Letter"), with respect to Amendment No. 4 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on April 20, 2005. We have repeated your numbered comments below and have provided a response to each comment. As indicated in my telephone conversation with Mr. Skinner, we will await the Staff's response to this letter before filing the amendments to the above referenced Registration Statement and to the Company's other pending Registration Statement on Form F-3 ( File No. 333-122937).

Form F-3/A
Exhibit 5.1

1. We note the addition to your registration statement of 230,000 ordinary shares issued to Don Biran Holdings, Ltd. in connection with an agreement entered into in June 2001. Please revise to update your legal opinion so that the number of shares being opined upon equals the number of shares you intend to register.

      The legal opinion will be revised to include all of the shares being registered.

Form 20-F/A

Financial Statements
Notes to Consolidated Financial Statements
Note 2:-Significant Accounting Policies, page F-12
Research and Development Costs

2. Your response to prior comment number 3 from our letter dated April 8, 2005 indicates that revenue projections prepared for purposes of amortizing capitalized software development costs include all future revenue based on enhanced versions of your Attunity Connect product. Supplementally, explain to us why you believe it is appropriate to include revenue from future, undeveloped versions of your product in projections prepared for purposes of applying SFAS 86 to the existing version of your product. In this regard, we note that paragraphs 8(a) and 10 of SFAS 86 appear to contemplate projections based on revenue from a current product ("that product"), and not revenue from a current product and possible future enhancements to that product.

      The Company believes that an enhancement of its product results in a new version of its product that improves the marketability and the life of the product but does not represent a new product. In essence, the new version represents a new and improved version of the same product. When projecting future revenues associated with the product, the Company assumes the product will remain a "live" product that can be adapted to new technological developments and that it will be sold in the most advanced state possible at any given point in time. The Company further believes that FAS 86 does not specifically address what consideration should be given to enhancements in determining the estimated economic life of the product. Because of the nature of the Company's product and the fact that it expects to enhance the product regularly to meet expected future customer needs, the Company believes it is appropriate to include periods after reasonably expected enhancements in determining the estimated economic life of the product. The Company also believes it is appropriate to consider the costs of the reasonable expected enhancements through the estimated economic life used, to compute amortization of capitalized software costs and to perform the NRV test. If the Company does not consider periods after reasonably expected enhancements in determining the estimated economic life, the capitalized software development costs related to the product would be written-off over a very short period of time notwithstanding the expectation of earning significant revenues from that product subsequent to the anticipated next enhancement even if the product were not enhanced.

      In determining the estimated economic life, the Company takes into consideration the expected future revenues from the current version plus reasonably expected enhancements to that version less the estimated costs associated with the enhancements. With respect to the Company's product, the Company believes that it has marketability regardless of whether it is enhanced. In this regard the Company has considered the nature of it's product in that the product allows other software packages to be integrated together. The software packages that many companies use are used for many years and as a result, the Company's product is utilized in situations where earlier versions would have worked with the same functionality. The enhancement allows for further use with more recently developed software packages. As a result, the Company believes that it is appropriate to consider reasonably estimated enhancements in determining the estimated revenue associated with the product as well as in the determination of the estimated economic life of the capitalized software development costs (see further discussion regarding the nature of the product under response to comment 3).

      It should also be noted that in the basis for its conclusions relating to Statement 86, the FASB agreed that the model for analyzing capitalized software development costs for impairment should be based on an inventory model as discussed in ARB 43. That model requires inventory to be stated at the lower of cost or market (with market being defined as current replacement cost either by purchase or by reproduction). However the FASB believed that it would not be practical to ascertain current replacement cost for capitalized software and instead decided to require a net realizable value (paragraph 48 of FAS 86 notes that the concept of net realizable value is similar to the ARB 43 lower of cost or market test). The Company believes that assuming future enhancements when projecting revenues is consistent with the concept of "market value" and the inventory model set forth in ARB 43. This point is further supported by the fact that when an acquirer estimates fair value of technology it intends to purchase, future revenues to be generated from an "up-to-date" product and the associated costs of keeping the product up-to-date are generally considered, otherwise the value assigned to any technology would be minimal as most technologies must be constantly adapted to some degree to comply with various technological changes.

      Finally, the Company believes that the approach followed by it to project revenues assuming that the product will be enhanced in the future is prevalent industry practice. This position is supported by Ernst & Young's implementation guidance on FAS 86 (a copy of which has been previously provided to the Staff).

      We understand that the Staff has raised concerns regarding the Company's ability to project, with reasonable certainty, revenues associated with enhancements or in this specific case the Company's enhanced product over an extended period of time. That is, projections that consider the effect on revenue related to enhancements generally are more predictable in the short term. Although the Company continues to believe that its original projections are reasonable, in light of the Staff's comments the Company has revised its revenue projections, assuming that its product will be successfully enhanced through 2006 while in 2007 and 2008 any effect on revenue related to enhancements of the product were not assumed. Accordingly, the Company projects that revenues from the sale of licenses will decrease in 2007 and 2008 by 10% and 15%, respectively. This assumption is consistent with the Company's view that revenues will remain somewhat flat with a small adjustment to reflect the start of a potential decline. That is based on the fact that the Company's product can be used absent enhancements for a relatively long period of time, as reflected by the fact that in some cases customers choose not to upgrade the version used by them since they do not benefit significantly from the upgrade. In contrast, maintenance revenues will increase gradually as historically the Company has a 90% renewal rate.

      The enhancements planned for 2005 and 2006 include expansion of the types of data sources the CDC (Change Data Capture) supports, improvement of performance capabilities to support larger enterprise-scale deployments, expansion of types of platforms the product supports, improvement of runtime management, improvements to Attunity's graphical user interface and new services for end-to-end data replication and synchronization.

      Following are the Company's revenue projections and performance of the NRV test based on the aforementioned assumptions:

Connect Revenues                2004A             2005E             2006E            2007E            2008E
Direct Licenses             $  4,526,000      $  8,490,000      $ 13,335,000     $ 12,001,500     $ 10,201,275
Distributors & OEM             2,696,000         3,200,000         4,200,000        3,780,000        3,213,000
Maintenance                    3,605,000         4,239,000         5,181,000        6,266,000        7,513,000
Enhancements                  (3,469,000)       (4,857,000)
Total Connect Revenues      $ 10,827,000      $ 12,460,000      $ 17,859,000     $ 22,047,500       20,927,275
                                   12.87%            14.81%            21.23%           26.21%           24.88%
Cumulative revenue curve
method                             12.87%            27.68%            48.91%           75.12%          100.00%

Cumulative straight line
method                             20.00%            40.00%            60.00%           80.00%          100.00%

Expenses                       8,757,000        11,245,000        14,052,000       13,184,400       11,819,090
Net contribution            $  2,070,000      $  1,215,000      $  3,807,000     $  8,863,100     $  9,108,185
NRV at 15%                  $ 14,970,427

      Based on the revised projections, amortization under the straight line method still remains greater than amortization under the revenue curve method. In addition, the carrying amount of capitalized software costs still remains significantly lower than its net realizable value.

3. We have considered your response to prior comment number 7 from our letter dated April 8, 2005 and remain unclear as to why you believe five years represents a reasonable estimated economic life for your capitalized software development costs. As noted in our prior comment, you developed and released four different versions of Attunity Connect between the fourth quarter of 2002 and the fourth quarter of 2004. Your response indicates, in part, that these enhancements are necessary in order for the product to stay competitive. This suggests that, absent future enhancements, a current version of your product may have an economic life materially shorter than five years. Further, while SFAS 86 indicates that product enhancement extends the life of an original product, it is not clear that the possibility of future, unspecified product enhancements is sufficient to justify a longer initial estimated economic life for that original product. In view of these considerations, further explain to us your basis for concluding that five years represents a reasonable estimated economic life, consistent with the guidance of SFAS 86.

      Attunity Connect is a data integration software product. That means that the product provides access to information stored on many different computer systems. Such computer systems include large IBM mainframes, HP systems, Windows and UNIX systems and others. The access to this information is required by many enterprises that need to analyze the data or generate reports from such information. Given that many businesses have many different types of computer systems and applications, they need Attunity Connect to tie their systems and applications together.

      The Attunity Connect architecture has two main components: 1) a back end, which allows the software to access different types of information from a variety of computer systems and data bases; and 2) a front end, which allows the software to communicate with other software products (such as Business Intelligent products) and provide such products the information in a format that is understood by them.

      Since the first introduction of the product in 1996, all of the subsequent enhancements to the product provided additional functionality. These enhancements have been improvements to an existing product that were intended to extend the life or significantly improve the marketability of the original product. The first release of the Attunity Connect product provided access to HP computer systems, Windows and UNIX computer systems and enabled users to extract information from Oracle, RMS and RDB databases. Over the following several years, the back end of the product was enhanced to provide access to additional computer systems, including Tandem (Non stop), NT, IBM AS/400 and IBM mainframes, and enabled users to extract information from additional data bases, such as Sybase, Informix, VSAM, DB2 and IMS (all IBM databases running on IBM mainframes). Additional enhancements to the front end of the product enabled it to connect to newly developed user interfaces and also simplified management and usability of the product. Some of the enhancements the Company added to the product over the last three years are:

      o XML capabilities - allowing the product to present information in a format that can be understood by web browsers.

      o Attunity Studio - simplifies the installation and management of the product by customers.

      o Metadata management - provides customers with information about the type of data they have in the database to which Attunity Connect provides access and the source of the data.

      o Change Data Capture - enables Attunity Connect to capture changes in the databases to which it provides access and to notify the customer's system administrator of such changes.

      As indicated above, each of the versions added different types of features and subsequent versions did not replace the previous versions. Although in every version a new feature was added, the previous enhancements still exist to date and users are still benefiting from them. For example, one of the versions improved the graphic management of the product while another version enabled the database to connect to an Internet interface. These enhancements improved different features and accordingly one was not replacing or improving the other, rather both enhancements improved the product as a whole in two different aspects. Therefore, the short time period that elapsed between the versions did not impair the life of the previous enhancement or have any impact on the life of the product as a whole. This also can be concluded from Par. 23 in the FASB Implementation Guidance. When reading Par. 23, it is understood that in many cases it is expected that a life of one enhancement will extend beyond the date in which another version is released.

      The Company also believes that a five year amortization period is appropriate for its Attunity Connect product. As a result of the enhancements, the Attunity Connect product is able to provide access to many computer systems and databases, both old and new, which is the main competitive advantage of the product. The Company generates significant revenues from functions of the product that were developed more than five years ago (usually relating to the back end of the product). For example, many of the Company's customers use the product to enable reporting directly from HP computer systems. The basic functions required by them were developed in the 1997/1998 time frame and they have not changed since then, since the structure of the information has stayed the same.

      The fact that the Company's product cycle is five years is also reflected by the term of the Company's commitment to its customers to support the product. The Company has major customers that require a commitment from the Company to support the product for a period of five years (with one customer requiring a nine year commitment), not including any commitment to provide specified upgrades to the product. This means that the Company's customers expect to use the product with its current capabilities for a period of five years. Moreover, based on the Company's history, its relationships with its customers remain for even longer periods than five years, with the customers continuously using the Attunity Connect product. While the use of the software by customers is not determinative of the expected economic life of the product, it is supportive of the notion that the current version of the software product would be marketable in future periods even if the product were not enhanced. The fact that the product is enhanced merely broadens the capability of the product to work with more recently developed systems.

      Generally, the Attunity Connect product is used to maximize the utilization of existing legacy systems and extending their continued use for a substantial period of time, which is by its very nature at least five years.

      Enhancements are amortized over their useful lives, which is the period the new features are expected to be used. For example, connectivity to an XML internet environment is expected to be used for at least five years and the Metadata management, which was mentioned previously, is also expected to be used for at least five years. In general, the Company's experience has been that most of its enhancements remain in the product for more than five years and that the software has a life that extends beyond five years. However, the Company has used five years as a reasonable estimate of the life of its software as five years represents a time-frame during which the Company can predict with reasonable certainty the revenue related to the product. Therefore, the capitalized software costs are amortized over five years. Furthermore, by adding another enhancement the Company does not increase the initial estimated economic life of the previously capitalized enhancements, rather, the Company views these future enhancements as breathing life into the existing product and enabling previous enhancements to continue to operate as expected.

4. We have considered your response to prior comment number 8 from our letter dated April 8, 2005 and do not believe the method you use to account for costs of prior versions of enhanced software products is appropriate under SFAS 86. In this regard, we note that, upon completion of a product enhancement, you continue to amortize remaining costs of prior versions over their original amortization periods. This method is inconsistent with paragraphs 23 and 24 of the FASB Staff Implementation Guide to SFAS 86, which indicate that unamortized costs of the original product should be included with the costs of the enhancement for purposes of applying the net realizable value test and amortization provisions. Further, such costs should be amortized over the estimated life of the enhancement. Revise your accounting accordingly.

      Regarding amortization, the Company believes that there are two methods commonly used in practice to compute amortization. The first method computes amortization by using "vintage" accounts and amortizes the costs of the initial product and each enhancement separately while the second method adds (at the completion of the enhancement) the unamortized costs of the previous version to the costs of the enhancement for subsequent calculations of amortization (the "composite method"). The vintage method, which is the method used by the Company, is prevalent industry practice and is widely used by most companies in the industry. Such prevalent industry practice has the same level of GAAP hierarchy as the FASB Implementation Guidance. This position also is supported by the Ernst & Young Guidance on FAS 86, which was previously provided to the Staff.

      The Company also believes that the vintage method more appropriately reflects the economic situation applicable to Attunity Connect. Par. 23 to the FASB Implementation Guidance addresses a situation where there is an original product and an enhancement. In the Company's case it has unamortized costs of different enhancements. Many times each enhancement relates to different parts of the product. Accordingly, it does not seem to the Company appropriate to carryover unamortized costs of one enhancement to that of the next enhancement (where each relates to a different feature) and reset the amortization period for the total, thus extending the life of previous enhancements unjustifiably. As previously noted, new enhancements breath life into the product, increase marketability and enable the product to remain in the market, thus enabling features previously added to the product to continue to operate as expected. In contrast, new enhancements do not usually extend the life of previously added features beyond their initially expected life.

      Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                                Very truly yours,


                                                Steven J. Glusband

SJG:tco
Enclosures

cc:   Ofer Segev, Chief Financial Officer, Attunity Ltd